UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Release of STATS ChipPAC Ltd. dated August 9, 2008.

Other Events
On August 9, 2008, STATS ChipPAC Ltd. announced that the cash tender offer and consent solicitation in respect of its $150 million of 7.5% Senior Notes due 2010 and its $215 million of 6.75% Senior Notes due 2011 has been terminated. A copy of the release dated August 9, 2008 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Release of STATS ChipPAC Ltd. dated August 9, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2008
STATS CHIPPAC LTD.
	By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer

	By:	/s/ John Lau
	Name:	John Lau
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Release of STATS ChipPAC Ltd. dated August 9, 2008.